

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

> **Re: ValueVision Media, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2014 by Clinton Group, Inc., et al.**
> **File No. 000-20243**

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise us, with a view toward revised disclosure, whether Mr. Gregory P. Taxin should be identified as a participant in this solicitation and included among the individuals named as persons filing your proxy statement. We note that Mr. Taxin was identified as the signatory on proxy solicitation material filed February 4, 2014.

2. We note the Participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of ValueVision Media, Inc. management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Disclose the factual foundation for such assertions either in the proxy statement or on a supplemental basis, or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9. For example, provide support for the following statements and assertions:

- the lack of belief "that the current board of directors of the Company [ ] is acting in the best interests of the Company's shareholders."

- the implied suggestion that because shareholders' interests currently are not adequately represented, you are "seeking to change a majority of the Board to ensure that the interests of the shareholders are appropriately represented in the boardroom…"

Information on the Participants

3. Please discuss briefly the reason(s) that the Group Agreement, particularly with respect to Cannell, was terminated.

Reasons for Our Solicitation

4. Please provide additional detail regarding the basis for the Participants' belief that they can "generate significant profits for shareholders" from the Company's "uncommon asset, its nearly ubiquitous cable and satellite distribution in the United States."

Proposal 1 – Election of Directors

5. We note the Participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw and if any nomination deadline has passed. In addition, please confirm that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

6. Please disclose the time period during which Mr. Bozek was the Chief Executive Officer of Home Shopping Network.

7. Please revise your description of Mr. Frasch's business experience to provide the business experience for the last five years as required by Item 401(e)(1) of Regulation S-K. We note a gap from November 2013 to February 2014.

Proposal 2 – By Law Repeal Proposal

8. We note that this Proposal, if approved, will repeal any provision of the Company's by-laws that was not included in the by-laws filed with the SEC on September 27, 2010, if such bylaws are "inconsistent with or disadvantageous to the election of the nominees." Please provide additional disclosure or clarity regarding the "inconsistent with or

disadvantageous to" standard that will be applied in determining whether by-laws enacted subsequent to September 27, 2010 will be repealed. Disclose who will serve as the arbiter in deciding whether such a bylaw exists, how any bylaw could be reasonably construed to be "inconsistent with" the "election of nominees," and an illustrative example that demonstrates how such an inconsistency could occur.

9. Disclose that approval of this proposal may result in the repeal of bylaws aligned with the interests of security holders other than the participants.

Proposal 5 – Advisory Vote on Executive Compensation

10. We note your statement that a "'change in control'" is defined to include "a significant change in the composition of the board." Please disclose whether the successful election of all of your nominees would trigger any change in control compensatory arrangements. Quantify the amount of such payments to the extent practicable.

Solicitation of Proxies

11. We note that proxies may be solicited by mail, facsimile, telephone, Internet, in person or by advertisement. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

12. If you solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Important Notice Regarding the Availability of this Proxy Statement

13. We noticed that the proxy statement and other soliciting materials will be available "on the Internet." Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

You may contact Jennifer Lopez, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me, at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions